Exhibit 99.5

DBS SATELLITE SERVICES (1998) LTD. CONDENSED INTERIM FINANCIAL STATEMENTS MARCH 31, 2011 (UNAUDITED)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as at March 31, 2011

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Review Report to the Shareholders of
DBS Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (hereinafter - “the Company”), comprising of the condensed interim statement of financial position as of March 31, 2011 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the three month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company. The continuation of the Company’s activities depends on its compliance with the stipulations as set forth in the financing agreements with the banks.

Additionally, we draw attention to Note 5B to the Company’s financial statements, regarding the class action filed against the Company in respect of disruptions to the Company’s broadcasts. In accordance with the assessment of the Company’s management, which is based on the opinion of its legal counsels, the Company has included an appropriate provision in its financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 5, 2011

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Financial Position as at

	March 31, 2011	March 31, 2010		December 31, 2010
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands

Assets

Trade receivables	163,300	154,815		168,847
Other receivables	11,786	10,772	*	11,150

Total current assets	175,086	165,587		179,997

Broadcasting rights, net of rights exercised	308,931	313,722		304,490
Property, plant and equipment, net	678,761	680,098		675,888
Intangible assets, net	89,133	72,089		82,769

Total non-current assets	1,076,825	1,065,909		1,063,147

Total assets	1,251,911	1,231,496		1,243,144

* Reclassified

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Financial Position as at

	March 31, 2011	March 31, 2010		December 31, 2010
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands

Liabilities

Borrowings from banks	50,690	168,777		135,438
Current maturities for debentures	56,387	54,291		56,062
Trade payables	381,772	439,999		355,771
Other payables	158,580	126,851	*	164,951
Provisions	85,250	8,582	*	89,266

Total current liabilities	732,679	798,500		801,488

Debentures	1,162,350	619,901		1,030,973
Loans from institutions	-	184,693		-
Bank loans	401,184	704,156		470,810
Loans from shareholders	2,394,108	2,025,174		2,300,387
Long-term trade payables	49,322	7,943	*	54,264
Employee benefits	6,822	7,437		6,696

Total non-current liabilities	4,013,786	3,549,304		3,863,130

Total liabilities	4,746,465	4,347,804		4,664,618

Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Share options	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	9,689	7,650		9,391
Accumulated deficit	(5,175,319)	(4,795,034)		(5,101,941)

Total capital deficit	(3,494,554)	(3,116,308)		(3,421,474)

Total liabilities and equity	1,251,911	1,231,496		1,243,144

David Efrati	Ron Eilon	Katriel Moriah
(Authorized to sign as chairman of the board)	CEO	CFO
(See Note 7)

* Reclassified

Date of approval of the financial statements: May 5, 2011

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Income Statements

	For the three months ended		For the year ended
	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Revenue	405,550	391,416	1,582,930

Cost of revenue	271,899	261,553	1,128,848

Gross profit	133,651	129,863	454,082

Selling and marketing expenses	40,059	38,936	143,202

General and administrative expenses	32,222	32,236	132,561

	72,281	71,172	275,763

Operating profit	61,370	58,691	178,319

Financing expenses	44,928	62,804	181,584

Financing income	(3,972)	(39,215)	(9,313)

Shareholders’ financing expenses	93,721	43,287	318,499

Financing expenses, net	134,677	66,876	490,770

Loss before income tax	(73,307)	(8,185)	(312,451)

Income tax	71	82	1,188

Loss for the period	(73,378)	(8,267)	(313,639)

Basic and diluted loss per share (NIS)	2,454	277	10,491

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Comprehensive Income

	For the three months ended		For the year ended
	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(73,378)	(8,267)	(313,639)

Other items of comprehensive income:
Actuarial losses from a defined benefit plan	-	-	(1,535)

Other comprehensive loss for the period	-	-	(1,535)

Total comprehensive loss for the period	(73,378)	(8,267)	(315,174)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended March 31, 2011 (unaudited)

Balance at January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(73,378)	(73,378)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	-	-	-	-	-	(73,378)	(73,378)

Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	298	-	298

Balance at March31, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,689	(5,175,319)	(3,494,554)

Three months ended March 31, 2010 (unaudited)

Balance at January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(8,267)	(8,267)
Other comprehensive loss for the period	-	-	-	-	-	-	-

Total other comprehensive loss for the period (unaudited)	-	-	-	-	-	(8,267)	(8,267)

Transactions with owners recognized directly in equity

Share-based payments	-	-	-	-	719	-	719

Balance at March 31, 2010 (unaudited)	29	85,557	48,219	1,537,271	7,650	(4,795,034)	(3,116,308)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Changes in Shareholders Equity (Contd.)

	Share capital	Share premium	Share options	Capital reserve	Capital reserve for share-based payments	Accumulated deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Year ended December 31, 2010 (audited)

Balance at January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Total comprehensive income for the year

Loss for the year	-	-	-	-	-	(313,639)	(313,639)

Other comprehensive loss for the year	-	-	-	-	-	(1,535)	(1,535)

Total other comprehensive loss for the year						(315,174)	(315,174)

Transactions with owners recognized directly in equity

Share-based payments	-	-	-	-	2,460	-	2,460

Balance at December 31, 2010 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows

	For the three months ended		For the year ended
	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities

Loss for the period	(73,378)	(8,267)	(313,639)

Adjustments
Depreciation and amortization	68,593	63,754	284,732
Financing expenses, net	140,951	65,129	465,562
Proceeds from sale of property, plant and equipment	(50)	(15)	(35)
Share-based payments	298	719	2,460
Income tax expenses	71	82	1,188

Change in trade receivables	5,547	5,337	(8,695)
Change in other receivables	(636)	484 *	363 *
Change in trade payables	14,716	32,390 *	(2,731)
Change in other payables and provisions	(10,387)	(6,327)*	83,659
Change in broadcasting rights, net of rights exercised	(4,441)	(28,956)	(19,724)
Change in employee benefits	126	48	(438)

	214,788	132,645	806,341

Income tax paid	(71)	(82)	(1,188)

Net cash from operating activities	141,339	124,296	491,514

Cash flows used in investing activities
Proceeds from the sale of property, plant and equipment	129	184	1,589
Purchase of property, plant and equipment	(57,453)	(48,421)	(226,728)
Acquisition of intangible assets	(3,813)	(3,632)	(14,897)
Payments for subscriber acquisition	(9,850)	(8,981)	(36,756)

Net cash used in investing activities	(70,987)	(60,850)	(276,792)

* Reclassified

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Statements of Cash Flows (contd.)

	For the three months ended		For the year ended
	March 31, 2011	March 31, 2010	December 31, 2010
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Cash flows used in financing activities

Repayment of loans from institutions	-	-	(115,731)
Bank loans received, net	-	255,000	255,000
Repayment of bank loans	(72,426)	(245,918)	(580,718)
Repayment of debentures	-	-	(55,020)
Short-term bank credit, net	(81,948)	(23,180)	41,232
Interest paid	(35,878)	(49,348)	(203,444)
Issue of debentures, net	119,900	-	443,959

Net cash used for financing activities	(70,352)	(63,446)	(214,722)

Change in cash and cash equivalents	-	-	-

Cash and cash equivalents at the beginning of the period	-	-	-

Cash and cash equivalents at the end of the period	-	-	-

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 1 – REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head office is at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television  broadcasts (“the License”). The License is valid until January 2017 and may be extended for a further six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 5742-1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”),  is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. Additionally, on March 31, 2004, the Minister of Communications published a document banning certain business alliances between Bezeq and its subsidiaries, and between Bezeq and the Company, unless, inter alia, there is a material deterioration in the competitive status of the Company. The Ministry is considering the approval of certain exemptions regarding the restrictions relating to the alliances while amending the license. This process has not yet been completed.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 5748-1988) between the Company and Bezeq by exercising the  options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

NOTE 2 - BASIS OF PREPARATION

A.
Statement of compliance

The condensed interim financial statements have been prepared in conformity with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2010 (“the annual statements”). In addition, these statements have been prepared in conformity with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The condensed interim financial statements were approved by the Company's Board of Directors on May 5, 2011.

B.
Use of estimates and judgments

The preparation of the condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed  interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2010, except as described below:

A.
Recognition of actuarial gains or losses

The Company does not produce in every interim reporting period an updated actuarial assessment for measuring employee benefits unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases.  As a result, actuarial gains or losses are not recognized in the reporting period.

B.	Initial application of new accounting standards

(1)	Related party disclosures

Beginning January 1, 2011, the Company applies IAS 24 (2009) – Related Party Disclosures (“the Standard”). The Standard includes changes in the definition of a related party and modifications of disclosure requirements for government-related entities. The Standard is applied retrospectively.

For the initial application of the Standard, the Company mapped the relationships of the related parties. According to the new definition and following the mapping, new related parties were identified. The Company  had no transactions with these related parties in the reporting period and in corresponding periods.

(2) Interim financial reporting

Beginning January 1, 2011, the Company applies the amendment to IAS 34 – "Interim Financial Reporting", regarding significant events and transactions ("the Amendment"), which was published as part of the improvements to IFRSs issued by the International Accounting Standards Board (IASB) for 2010. According to the Amendment, the list of  events and transactions requiring disclosure in interim financial statements was expanded. In addition, the minimum requirement for disclosure in the current standard, prior to the Amendment, was eliminated. The disclosures required according to the Amendment were reflected in these condensed interim financial statements.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2010 amounted to NIS 314 million and losses in the three months ended March 31, 2011 amounted to NIS 73 million. As a result of these losses, the Company's capital deficit and working capital deficit at March 31, 2011 amounted to NIS 3.495 billion and NIS 558 million, respectively.

B.	1.
In March 2011, the Company expanded Debentures (Series B) by issuing additional debentures amounting to NIS  117 million par value and amounting to NIS 120 million. Maalot rated the Debentures (Series B) at  ilA-. According to the amendment to the Company’s bank finance agreement, fifty percent of the proceeds from the issuance will be used for early partial repayment of the Company’s long-term bank loans .

2.	At March 31, 2011, the Company is in compliance with the financial covenants set for it.

3.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s board of directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

NOTE 5 – CONTINGENT LIABILITIES

Legal claims

A.
Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. At March 31, 2011, these claims amounted to NIS 1.653 million. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 737,000, where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. At March 31, 2011, these claims amounted to NIS 1,277,269 thousand. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 3.776 million, where provisions are required to cover the exposure resulting from such claims.

In respect of the claim regarding distruptions of broadcasts, which is included in the customer claims described in Note 21B to the financial statements of the year 2010, the parties are negotiating a settlement agreement, however at the approval date of the financial statements, the claim still stands.

Of these claims, there are claims amounting to NIS 650.006 million, which cannot yet be assessed.

For changes subsequent to the reporting date, see Note 6.

C.
Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed claims against the Company. The main claim was filed for alleged damage to a supplier as a result of the Company's negligence. At March 31, 2011, these claims amounted to NIS 64.342 million.  In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 164,000, where provisions are required to cover the exposure resulting from such claims.

D.
Investigation by the Authority

In March 2011, the Consumer Protection Authority conducted an investigation of the  CEO of DBS. To the best of DBS's knowledge, the investigation concerns suspicions of alleged violations of the Consumer Protection Law by DBS, regarding contentions of deception and lack of disclosure when contracting with customers. At the reporting date, DBS has not yet received a report of the investigation results.

DBS Satellite Services (1998) Ltd.

Notes to the Condensed Interim Financial Statements

  NOTE 6 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

In respect of the class action in the amount of NIS 258 million as described in Note 21B to the financial statements of 2010, on April 14, 2011, the court accepted the joint motion to withdraw and dismissed the claim.

On May 3, 2011 the Company was furnished with a petition, which was filed at the Tel Aviv-Jaffa district court on August 15, 2010, for certification of a class action against the Company, in the estimated amount of NIS 31.5 million. According to the applicant, the Company violated the provisions of section 13A of the Consumer Protection Law, 5741-1981 ("the Consumer Protection Law") regarding a transaction for a defined period of time, and this is due to its failure to notify its customers that the term of their commitment to the Company had ended and for increasing fees collected from them at the end of their term of commitment. The applicant claims that this caused financial damage of NIS 29.77, which is the amont overpaid after the commitment period. The applicant defined the group as "any of the respondent's customers who paid fees after the term of commitment ("the agreement"), and the monthly payments exceed the amounts paid during the term of commitment". The applicant estimates that there are 450,000 customers in the group. The reliefs claimed in the application for certification are for compensation in a total amount of NIS 31.5 million for payments collected from customers after the term of commitment. The applicant also petitioned the court to order the Company to comply with the provisions of section 13A of the Consumer Protection Law regarding a transaction for a defined period of time. At this stage, this claim cannot be assessed.

NOTE 7 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at March 31, 2011.